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                             August 13, 2020

       Brandon E. Lacoff
       Chief Executive Officer
       Belpointe PREP, LLC
       125 Greenwich Avenue, 3rd Floor
       Greenwich, Connecticut 06830

                                                        Re: Belpointe PREP, LLC
                                                            Amended Draft
Registration Statement on Form S-11
                                                            Filed July 30, 2020
                                                            File No. 377-03128

       Dear Mr. Lacoff:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated May 13, 2020.

       Form S-11 filed on July 30, 2020

       Report of independent registered public accounting firm, page F-6

   1. Please have your auditor revise its audit report to include a conforming signature. Refer to Rule 2-02 of
Regulation S-X and Item 302 of Regulation S-T.
              You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
       you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.
 Brandon E. Lacoff
Belpointe PREP, LLC
August 13, 2020
Page 2

                                       Sincerely,
FirstName LastNameBrandon E. Lacoff
                                       Division of Corporation Finance
Comapany NameBelpointe PREP, LLC
                                       Office of Real Estate & Construction
August 13, 2020 Page 2
cc:       Vanessa Schoenthaler, Esq.
FirstName LastName